AEM SPA



03 AUG -7 AM 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/328/2003/AG/db



BY UPS 03029076

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

August 4, 2003

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today, containing some provisional data of 2003 First Semester.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Very truly yours,



Antonella Giacobone
Company Secretary

Encl.







PRESS RELEASE

Milan, 4 August 2003. Today, AEM SpA's Chairman, Mr. Giuliano Zuccoli, released some provisional data for 2003 First Semester operating results. Consolidated turnover grew 35% over last year's corresponding period, while EBITDA showed roughly a 70% increase.

Net financial position should be in line with last year's figures, about € 1,1 billion.

AEM SpA Press Office
Tel. ++39 02 77203075-3093